Filed Pursuant to Rule 433
Registration No. 333-252342

Term Sheet

April 11, 2022

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	3.050% Medium-Term Notes, Series B due April 14, 2025
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (stable outlook)
S&P Global Ratings: A+ (stable outlook)
Fitch Ratings: A+ (stable outlook)
CUSIP/ISIN:	89236TKA2 / US89236TKA24
Trade Date:	April 11, 2022
Original Issue Date:	April 14, 2022 (T+3)
Stated Maturity Date:	April 14, 2025
Principal Amount:	$250,000,000
Benchmark Treasury:	UST 1.750% due March 15, 2025
Treasury Yield:	2.726%
Spread to Treasury:	+37 basis points
Price to Public:	99.869%
Underwriting Discount:	0.090%
Net Proceeds to Issuer:	99.779% / $249,447,500
Coupon:	3.050% per annum
Yield:	3.096%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each April 14 and October 14, beginning on October 14, 2022 and ending on the Stated Maturity Date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Governing Law: Minimum Denominations:	New York $10,000,000 and $10,000,000 increments thereafter. The notes cannot be divided into any denomination smaller than the Minimum Denomination.
Sole Book-Running Manager:	Mizuho Securities USA LLC
DTC Number:	#2396
Selling Restrictions – Japan:	No filing has been made or will be made pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) (the “FIEL”) because the offering of the notes is made pursuant to the private placement exemption provided for in Article 2, paragraph 3, item 2 (ha) or Article 2, paragraph 4, item 2 (ha) of the FIEL. The notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan or to others for reoffering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to such private placement exemption and otherwise in compliance with the FIEL and other relevant laws and regulations. As used in this paragraph, “resident of Japan” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan. The notes will be issued in the form of a fully registered global note (the “Global Note”). The total number of beneficial interests in the Global Note are 25 or fewer and the Global Note and beneficial interests in the Global Note cannot be divided into any denomination smaller than the Minimum Denomination, which is $10,000,000.

Additional Risk Factor:	The notes will be issued in Minimum Denominations of $10,000,000 and integral multiples of $10,000,000 in excess thereof and, therefore, the notes can only be held by 25 or fewer investors. This ceiling on the number of investors may impact the liquidity of the notes. You should not assume that there will be any secondary market for the notes or, if there is a market, that it will be liquid. In evaluating the notes, you should assume that you will be holding the notes until their maturity.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated January 25, 2021 and the related prospectus dated January 22, 2021; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403.

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